SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

Swisher Hygiene Inc.
(Name of Issuer) Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities) 870808102
(CUSIP Number) December 31, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)
____________________

*         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The  information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 870808102	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS MGEN II – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 58,499 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 58,499 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,499 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.3% of the outstanding shares of Common Stock (based on 17,675,220 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 11, 2016)

12	TYPE OF REPORTING PERSON PN (limited partnership)

CUSIP NO. 870808102	13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,530,920 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,530,920 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,530,920 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.7% of the outstanding shares of Common Stock (based on 17,675,220 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 11, 2016)

12	TYPE OF REPORTING PERSON PN (limited partnership)

CUSIP NO. 870808102	13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS CLARK-HALE FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 32,001 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 32,001 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,001 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.2% of the outstanding shares of Common Stock (based on 17,675,220 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 11, 2016)

12	TYPE OF REPORTING PERSON PN (limited partnership)

CUSIP NO. 870808102	13G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,621,420 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,621,420 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,420 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.2% of the outstanding shares of Common Stock (based on 17,675,220 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 11, 2016)

12	TYPE OF REPORTING PERSON OO (limited liability company)

CUSIP NO. 870808102	13G	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Hale Partnership Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,621,420 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,621,420 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,420 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.2% of the outstanding shares of Common Stock (based on 17,675,220 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 11, 2016)

12	TYPE OF REPORTING PERSON OO (limited liability company)

CUSIP NO. 870808102	13G	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS STEVEN A. HALE II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,621,420 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,621,420 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,420 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.2% of the outstanding shares of Common Stock (based on 17,675,220 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 11, 2016)

12	TYPE OF REPORTING PERSON IN

Item 1.	(a)	Name of Issuer:

Swisher Hygiene Inc.  (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

c/o Akerman LLP
Suite 1600
350 East Las Olas Boulevard
Fort Lauderdale, FL  33301

Item 2.	(a)	Names of Persons Filing:

MGEN II – Hale Fund, L.P.
Hale Partnership Fund, L.P.
Clark-Hale Fund LP
Hale Partnership Capital Advisors, LLC
Hale Partnership Capital Management, LLC
Steven A Hale II

(b)	Address of Principal Business Office or, if None, Residence:

For all persons filing:

6100 Fairview Road, Suite 1220
Charlotte, NC 28210

(c)	Citizenship:

MGEN II – Hale Fund, L.P., Hale Partnership Fund, L.P. and Clark-Hale Fund LP (collectively, the “Funds”) are Delaware limited partnerships.

Hale Partnership Capital Advisors, LLC and Hale Partnership Capital Management, LLC are North Carolina limited liability companies.

Steven A Hale II is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, Par Value $0.001 Per Share

(e)	CUSIP Number:

870808102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable. Filed pursuant to Rule 13d-1(c).

Item 4.	Ownership.

	MGEN II – Hale Fund, L.P.	Hale Partnership Fund, L.P.	Hale- Clark Fund LP	Hale Partnership Capital Advisors, LLC	Hale Partnership Capital Management, LLC	Steven A. Hale II
(a) Amount Beneficially Owned:	58,499	1,530,920	32,001	1,621,420	1,621,420	1,621,420
(b) Percent of Class:	0.3%	8.7%	0.2%	9.2%	9.2%	9.2%
(c) Number of Shares to Which Reporting Person Has:
(i) Sole Voting Power:	N/A	N/A	N/A	N/A	N/A	N/A
(ii) Shared Voting Power:	58,499	1,530,920	32,001	1,621,420	1,621,420	1,621,420
(iii) Sole Dispositive Power:	N/A	N/A	N/A	N/A	N/A	N/A
(iv) Shared Dispositive Power:	58,499	1,530,920	32,001	1,621,420	1,621,420	1,621,420

The reported shares are the Issuer’s common stock.

All of the reported shares are owned directly by the Funds.  Hale Partnership Capital Advisors, LLC is the general partner for each of the Funds (the “General Partner”) and Hale Partnership Capital Management, LLC is the investment adviser to each of the Funds (the “Investment Adviser”).  The General Partner and the Investment Adviser could each be deemed to be indirect beneficial owners of the reported shares, and could be deemed to share such beneficial ownership with the Funds.

Steven A. Hale II is the manager of the General Partner and the Investment Adviser, and could be deemed to share such indirect beneficial ownership with the General Partner, the Investment Adviser and the Funds.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 8, 2017

MGEN II – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC,
its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

HALE PARTNERSHIP FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC,
its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

CLARK-HALE FUND LP

By:	Hale Partnership Capital Advisors, LLC,
its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

HALE PARTNERSHIP CAPITAL ADVISORS, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

/s/ Steven A. Hale II
STEVEN A. HALE II